# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Track Group, Inc., CIK 0001045942
CUSIP: 81373R109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Head of Legal CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates (C0), 93894
Date of event which requires filing of this statement: 11/06/2024
Amends the filing with accession number 0000894579-17-000189
Filed by CIK 0001713492
Persons authorized to receive notices and communications: ETS Limited c/o ADS Securities, Attn: Head of Legal, CI Tower, Corniche Road PO Box 93894, Abu Dhabi, United Arab Emirates (C0), 93894, 971-2-657-2300

## Reporting persons
- ETS Ltd (CIK 0001718250): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 4,706,579; shared voting power 0; sole dispositive power 4,706,579; shared dispositive power 0; aggregate amount beneficially owned 4,706,579 (39.67% of the class)
  Comment: (1) The percentage of the shares of common stock (Common Shares) reported beneficially owned by the Reporting Persons herein is based upon 11,863,758 Common Shares outstanding as of August 1, 2024, as reported in the Quarterly Report on Form 10Q filed by Track Group, Inc. (the Issuer) with the U.S. Securities and Exchange Commission (the SEC) on August 9, 2024.
- ADS Securities LLC (CIK 0001713492): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC), other (OO); sole voting power 4,706,579; shared voting power 0; sole dispositive power 4,706,579; shared dispositive power 0; aggregate amount beneficially owned 4,706,579 (39.67% of the class)
  Comment: (1) The percentage of the shares of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 11,863,758 Common Shares outstanding as of August 1, 2024, as reported in the Quarterly Report on Form 10Q filed by the Issuer with the SEC on August 9, 2024.
- ADS Holding LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 4,706,579; shared voting power 0; sole dispositive power 4,706,579; shared dispositive power 0; aggregate amount beneficially owned 4,706,579 (39.67% of the class)
  Comment: (1) The percentage of the shares of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 11,863,758 Common Shares outstanding as of August 1, 2024, as reported in the Quarterly Report on Form 10Q filed by the Issuer with the SEC on August 9, 2024.
- ADQ Financial Services LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 4,706,579; shared voting power 0; sole dispositive power 4,706,579; shared dispositive power 0; aggregate amount beneficially owned 4,706,579 (39.67% of the class)
  Comment: (1) The percentage of the shares of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 11,863,758 Common Shares outstanding as of August 1, 2024, as reported in the Quarterly Report on Form 10Q filed by the Issuer with the SEC on August 9, 2024.
- Abu Dhabi Developmental Holding Company PJSC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 4,706,579; shared voting power 0; sole dispositive power 4,706,579; shared dispositive power 0; aggregate amount beneficially owned 4,706,579 (39.67% of the class)
  Comment: (1) The percentage of the shares of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 11,863,758 Common Shares outstanding as of August 1, 2024, as reported in the Quarterly Report on Form 10Q filed by the Issuer with the SEC on August 9, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Track Group, Inc.
Address of issuer's principal executive offices: Head of Legal CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates (C0), 93894
Comment:
This Amendment No. 5 (this Amendment No. 5) amends and supplements the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the SEC) on July 31, 2017 (as amended by Amendment No. 1 thereto, filed with the SEC on September 28, 2017, Amendment No. 2 thereto, filed with the SEC on February 9, 2018, Amendment No. 3 thereto, filed with the SEC on June 3, 2022, and Amendment No. 4 thereto, filed with the SEC on July 1, 2022, the Original Schedule 13D) relating to the common stock, $0.0001 par value per share (Common Shares), of Track Group, Inc., a Delaware corporation (the Issuer). The address of the principal executive office of the Issuer is 200 E. 5th Avenue, Suite 100, Naperville, Illinois 60563.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed in (1) to (5) below (the "Reporting Persons"):

(1) ETS Limited ("ETS Limited") is an exempted limited company incorporated under the laws of the Cayman Islands. The address of ETS Limited's principal executive office is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. ETS Limited is a holding company whose sole investment is its interest in the Issuer. ETS Limited is a wholly-owned subsidiary of ADS Securities LLC.

(2) ADS Securities LLC ("ADS Securities") is a limited liability company incorporated under the laws of the United Arab Emirates. The address of its principal executive office is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates. ADS Securities provides foreign exchange, bullion and commodities trading solutions to institutional and private investors. ADS Holding LLC owns 100% of the outstanding shares of ADS Securities.

(3) ADS Holding LLC ("ADS Holding") is a limited liability company incorporated under the laws of the United Arab Emirates. The address of its principal executive office is CI Tower, Corniche Road, Abu Dhabi, United Arab Emirates. ADS Holding is a holding company whose sole investments are its interests in ADS Securities and ADS Securities London Limited, a company incorporated under the laws of England and Wales. The controlling shareholder of ADS Holding, ADQ Financial Services LLC, holds 100% of its outstanding shares.

(4) ADQ Financial Services LLC ("ADQ Financial") is an Abu Dhabi-based indirect wholly owned subsidiary of Abu Dhabi Developmental Holding Company PJSC whose principal business is serving as a holding company for investments in the financial services sector made by ADQ (defined below). The address of its principal executive office is 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates.

(5) Abu Dhabi Developmental Holding Company PJSC ("ADQ") is an Abu Dhabi-based investment and holding company that is indirectly wholly owned by the Government of the Emirate of Abu Dhabi. The address of its principal executive office is 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates. The names and other required information of the Board of Directors of ADQ are set forth below.

The name, principal occupation and citizenship of each director of ETS Limited (collectively, the "ETS Limited Directors"), each director of ADS Securities (collectively, the "ADS Securities Directors"), each director of ADS Holding (collectively, the "ADS Holding Directors"), each member of ADQ's board of directors (collectively, the "ADQ Directors"), and each member of ADQ's executive officers (collectively, the "ADQ Officers" and, together with the ETS Limited Directors, ADS Securities Directors, the ADS Holding Directors, and the ADQ Directors, the "Item 2 Directors and Officers") is set forth in Exhibit C.

Karim Sehnaoui, a director of ETS Limited, may be deemed to beneficially own 388,421 Common Shares. None of the other Item 2 Directors and Officers beneficially owns any securities of the Issuer.
Residence or business address: The response to Item 2(a) of this Amendment No. 5 is incorporated by reference herein.
Present principal occupation or employment: The response to Item 2(a) of this Amendment No. 5 is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the Item 2 Directors and Officers) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the Item 2 Directors and Officers) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 6, 2024, ADQ Financial acquired 100% of the outstanding shares of ADS Holding from Mahmood Ebraheem Al Mahmood and became the controlling shareholder of ADS Holding. The consideration for the transaction was the conversion of a $230 million convertible term loan granted to ADS Holding (as Borrower) by ADQ Financing RSC Limited (as Lender).

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended and supplemented as follows:

As of November 6, 2024, Mr. Mahmood Ebraheem Al Mahmood is no longer deemed the beneficial owner of any securities of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit B: Joint Filing Agreement
Exhibit C: Item 2 Information

## Signatures
- ETS Ltd: /s/ Karim Sehnaoui, Karim Sehnaoui / Director (12/26/2024)
- ADS Securities LLC: /s/ Ahmed Khalifa Almehairi, Ahmed Khalifa Almehairi / Chief Executive Officer (12/26/2024)
- ADS Holding LLC: /s/ Ahmed Khalifa Almehairi, Ahmed Khalifa Almehairi / Chief Executive Officer (12/26/2024)
- ADQ Financial Services LLC: By: ADQ DEVELOPMENTAL HOLDING LLC, its sole member, By: ABU DHABI DEVELOPMENTAL HOLDING COMPANY PJSC, its sole member (12/26/2024)
- ADQ Financial Services LLC: /s/ Hamad Al Hammadi, Hamad Al Hammadi / Deputy Chief Executive Officer (12/26/2024)
- ADQ Financial Services LLC: /s/ Mansour Almulla, Mansour Almulla / Deputy Chief Executive Officer (12/26/2024)
- Abu Dhabi Developmental Holding Company PJSC: /s/ Hamad Al Hammadi, Hamad Al Hammadi / Deputy Chief Executive Officer (12/26/2024)
- Abu Dhabi Developmental Holding Company PJSC: /s/ Mansour Almulla, Mansour Almulla / Deputy Chief Executive Officer (12/26/2024)